October 29, 2014

Mr. Alberto Zapata
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re: Post-Effective Amendment No. 18 to the Form N-6 Registration Statement filed on behalf of Minnesota Life Accumulator Individual Variable Universal Life Account (File No. 333-144604 and 811-22093)

Dear Mr. Zapata:

This letter is in response to the SEC Staff comments received by the Company in a telephone conversation on October 24, 2014. Below are responses to the SEC Staff's oral comments. For the SEC Staff's convenience, each SEC Staff comment is set forth below, and then the response follows.

* * * * * * * * *

1. Transaction Fees Table (pages 2 and 3)

The footnotes to the Transaction Fees Table appear to be a larger type face than the text of the table. Please ensure that the footnotes are the same font and typeface as the text of the table.

Response:

The Fee Table disclosure will be removed as a result of removing the Corporate Enhanced Values Agreement disclosure from the supplement (See comment number 3 below). The Company acknowledges the SEC Staff comment and will review prospectus footnote disclosure as part of its annual registration statement update to ensure that footnote font and typeface are the same as the referenced text.

2. Surrender Charge (page 2)

The Company should limit disclosure of Policy charges to the maximum, minimum and representative insured charges in the body of the Fee Tables. Narrative discussing variations in the fees and charges should be described in the Fee Table footnotes and the Policy Charges section of the prospectus.

Response:

The Company acknowledges the SEC Staff comment and will review Fee Table disclosures as part of its annual registration statement updates to ensure that narrative text is moved to footnotes when appropriate.

3. Corporate Enhanced Values Agreement

Pursuant to conversations between the SEC Staff and The Company, the Company has represented that the current version of the Corporate Enhanced Values Agreement will not be offered as an optional rider with the Policy. The Company has requested that the prospectus disclosure related to the Agreement be removed from the supplement via a Rule 485(b) filing prior to the effective date of the current Rule 485(a) filing. Please confirm that the Company will remove the Corporate Enhanced Values Agreement disclosure from the supplement.

Response:

The Company confirms that disclosure relating to the Corporate Enhanced Values Agreement will be removed from the supplement via a Rule 485(b) filing prior to the effective date of the current Rule 485(a) filing.

4.  Premium Deposit Account

a. Please confirm that the addition of the Premium Deposit Account to the Policy will not cause the Policy to become a modified endowment contract
(MEC) as defined under the Internal Revenue Code of 1986, as amended (IRC). Has the Company obtained an opinion of counsel as to the tax status of the Premium Deposit Account?

Response:

The Company believes that the Premium Deposit Account Agreement will not cause the Policy to become a MEC. The Company pays annual interest on the balance in the Premium Deposit Account. In addition, required tax testing occurs when premium is paid on each Policy anniversary and the balance in the Account is not used to support the Policy death benefit until it is transferred as premium on each Policy Anniversary.

In designing the Premium Deposit Account Agreement, the Company reviewed relevant tax law, adopted appropriate IRC testing methodologies, discussed tax matters with tax counsel and concluded it is comfortable with its determination that the Premium Deposit Account complies with the IRC.

b. Please provide disclosure describing the impact on the Premium Deposit Account when the Policy terminates as a result of the insured's death.

Response:

In response to the SEC Staff comment, the Company has added the following disclosure as the sixth paragraph under the description of the Premium Deposit Account Agreement:

If the insured dies while the Policy and the Premium Deposit Account are in force, we will pay the Death Benefit payable under the Policy as well as any remaining balance in the Premium Deposit Account. We will pay you interest on that remaining balance, using the then current interest rate
for the Premium Deposit Account.   Interest will be credited from the date
of your payment to the Premium Deposit Account or if later, the date the last premium payment was made from the Premium Deposit Account.

In addition, the Company has corrected a typographical error in the last sentence of the fifth paragraph under the description of the Premium Deposit Account. The last sentence of the paragraph should read as follows:

Interest will be credited from the date of your payment to the Premium Deposit Account or if later, the date the last premium payment was made from the Premium Deposit Account.

A marked courtesy copy showing the changes to the prospectus supplement has been forwarded to the SEC Staff.

* * * * * * * * *

The Company believes that the changes noted above satisfy all of the SEC Staff's comments. The Company plans to file its post-effective amendment to incorporate the changes on November 21, 2014. If there are additional questions or comments, please contact the undersigned at (651) 665-4593.

Very truly yours,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen
Senior Counsel


cc: 	Thomas E. Bisset, Esq.